CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2015

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		September 30	December 31
	Notes	2015	2014

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$141,900	$123,608
Total non-current assets		141,900	123,608

Current assets
Available-for-sale financial assets	4	–	287
Amounts receivable and prepaid expenses	5	942	962
Restricted cash	6(b)	1,165	1,206
Cash and cash equivalents	6(a)	12,606	9,447
Total current assets		14,713	11,902

Total Assets		$156,613	$135,510

EQUITY

Capital and reserves
Share capital	7	$404,154	$389,227
Reserves		105,242	84,031
Deficit		(366,716)	(345,295)
Total Equity		142,680	127,963

LIABILITIES

Non-current liabilities
Deferred income taxes		–	1,514
Total non-current liabilities		–	1,514

Current liabilities
Loan	8	4,303	–
Payables to a related parties	9	1,634	383
Trade and other payables	10	7,996	5,650
Total current liabilities		13,933	6,033

Total Liabilities		13,933	7,547

Total Equity and Liabilities		$156,613	$135,510

Continuance of Operations (note 1)
Commitments (note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended September 30		Nine months ended September 30
		2015	2014	2015	2014
	Notes		(note 2(b))		(note 2(b))

Expenses
Exploration and evaluation expenses	12	$1,786	$2,436	$5,344	$9,416
General and administrative expenses	12	3,076	2,120	6,459	6,940
Legal, accounting and audit		4,452	1,957	10,622	3,393
Share-based compensation	7(c)	33	557	434	3,355
Loss from operating activities		9,347	7,070	22,859	23,104
Foreign exchange loss (gain)		(1)	19	106	(266)
Interest income		(2)	(15)	(83)	(304)
Interest payable on loan	8	53	–	53	–
Loss before tax		9,397	7,074	22,935	22,534
Deferred income tax recovery		–	(986)	(1,514)	(1,112)
Loss for the period		$9,397	$6,088	$21,421	$21,422

Other comprehensive loss (income)
Items that may be reclassified subsequently to loss
Foreign exchange translation gain	7(d)	(8,668)	(5,629)	(17,986)	(5,868)
Change in fair value of available-for-sale financial assets	4	(112)	–	8	–
Other comprehensive (income) for the period		$(8,780)	$(5,629)	$(17,978)	$(5,868)

Total comprehensive loss for the period		$617	$459	$3,443	$15,554

Basic and diluted loss per common share	11	0.07	0.06	0.16	0.22

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2015	2014

Cash flows from operating activities
Loss for the period		$(21,421)	$(21,422)
Adjustments for items not affecting cash or operating activities:
Depreciation		210	211
Deferred income tax recovery		(1,514)	(1,112)
Foreign exchange loss (gain)		388	(307)
Interest payable on loan	8	53	–
Interest received on cash held		(83)	(171)
Interest receivable on loan prior to settlement		–	(133)
Loss on disposal of plant and equipment		5	59
Share-based compensation		434	3,355
Changes in non-cash working capital items
Restricted cash	6(b)	148	169
Amounts receivable and prepaid expenses		59	(91)
Trade and other payables		1,636	802
Payables to related parties		1,251	(183)

Net cash used in operating activities		(18,834)	(18,823)

Cash flows from investing activities
Acquisition of plant and equipment	3	(28)	–
Disposal of equipment	3	70	86
Proceeds from disposal of available-for-sale financial assets		280	–
Interest received on cash held		83	171
Net cash from investing activities		405	257

Cash flows from financing activities
Loan proceeds	8	4,250	–
Special Warrants issued, net of issuance costs	7(b)	17,726	–
Net cash from financing activities		21,976	–

Net increase (decrease) in cash and cash equivalents		3,547	(18,566)
Effect of exchange rate fluctuations on cash held		(388)	113
Cash and cash equivalents at beginning of the period		9,447	25,795

Cash and cash equivalents at end of the period	6(a)	$12,606	$7,342

Non-cash investing and financing activities:
The Company converted Special Warrants on a one-for-one basis into common shares at no additional cost to holder (note 7(b))
The Group received title to mineral claims in settlement of a loan receivable in 2014 (note 3)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for number of shares)

	Share capital		Reserves
				Foreign
			Equity settled	currency
			share-based	translation	Investment	Special
	Number of		payments	reserve	revaluation	Warrants
	shares	Amount	reserve	(note 7(d))	reserve	(note 7	(b))	Deficit	Total equity

Balance at January 1, 2014	95,009,864	$389,227	$51,417	$7,234	$(2)	$–		$(313,948)	$133,928
Share-based compensation	–	–	3,355	–	–	–		–	3,355
Loss for the period	–	–	–	–	–	–		(21,422)	(21,422)
Other comprehensive income for the period	–	–	–	5,868	–	–		–	5,868
Total comprehensive loss									(15,554)

Balance at September 30, 2014	95,009,864	$389,227	$54,772	$13,102	$(2)	$–		$(335,370)	$121,729

Balance at January 1, 2015	95,009,864	$389,227	$55,294	$17,179	$6	$11,552		$(345,295)	$127,963
Conversion of Special Warrants into common shares	35,962,735	14,927	–	–	–	(14,927)		–	–
Special Warrants issued, net of transaction costs	–	–	–	–	–	17,726		–	17,726
Share-based compensation	–	–	434	–	–	–		–	434
Loss for the period	–	–	–	–	–	–		(21,421)	(21,421)
Other comprehensive income (loss) for the period	–	–	–	17,986	(8)	–		–	17,978
Total comprehensive loss									(3,443)

Balance at September 30, 2015	130,972,599	$404,154	$55,728	$35,165	$(2)	$14,351		$(366,716)	$142,680

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company" or “Northern Dynasty”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the period ended September 30, 2015, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group operates in a single and geographical reportable operating segment which is the acquisition, exploration and development of its core mineral property interest, the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations, and the underlying value and recoverability of the amounts shown for the Group’s mineral property interest, are entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at September 30, 2015, the Group had $12.6 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of these funds to meet key corporate and Pebble Project expenditure requirements in the near term however additional financing will be required to fund key activities and progress material Pebble Project expenditures in 2016. The Group continues to seek additional financing which may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants as well as the acquisition of entities whose primary asset is cash. The Group has announced that it is to acquire TSX Venture listed company, Mission Gold Ltd., whose primary assets are approximately $9 million in cash (note 14). There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. Management has concluded that presentation as a going concern is appropriate in these Financial Statements due to the anticipated acquisition discussed above.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process, violated FACA. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case is moving forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act. The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the Freedom of Information Act ("FOIA") litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents. The parties are currently briefing the application of the deliberative process privilege with respect to the sample of documents.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2014, which were filed. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements. These Financial Statements were authorized for issue by the Audit and Risk Committee of the Board of Directors on November 13, 2015.

	(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

Comparative information in the statement of loss and comprehensive loss has been reclassified to separately reflect legal, accounting and audit expenditures as a separate line item, which line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. There is no impact of the expense reclassification on loss and comprehensive loss for the period or basic and diluted loss per share. Statements of financial position, cash flows and changes in equity are not affected.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries and entities controlled by the Company and its subsidiaries listed below:

	Place of
Name of Subsidiary	Incorporation	Principal Activity	Ownership
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.[1]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership ("PLP") and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation [2]	Alaska, USA	Holding Company. Wholly-owned subsidiary of PLP.	100% (indirect)
Pebble East Claims Corporation [3]	Alaska, USA	Holding Company. Wholly-owned subsidiary of PLP.	100% (indirect)
U5 Resources Inc.[4]	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%

Notes to the table above:

1.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Holds certain of the Pebble Project claims.
3.

Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims. In January 2015, two of the Company’s wholly-owned subsidiaries, Kaskanak Inc. and its wholly- owned parent, Kaskanak Copper LLC, were merged with Pebble East Claims Corporation, with the latter surviving the merger.

4.	Holds certain mineral claims located north of the Pebble Project claims.

(d)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2014.

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

As of January 1, 2015 the Group has not adopted any new amendments, interpretations, revised and new standards.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

•	IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The Group anticipates that the adoption of IFRS 15 is unlikely to have a material impact on its financial statements given the Company does not currently have contracts with customers in the ordinary course of business.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2015	Mineral property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions	–	28	28
Disposals	–	(151)	(151)
Ending balance	$112,541	$1,032	$113,573

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the period	–	(210)	(210)
Reversal of accumulated depreciation on disposal	–	76	76
Ending balance	$–	$(412)	$(412)

Foreign currency translation difference	28,515	224	28,739

Net carrying value – Ending balance	$141,056	$844	$141,900

Depreciation charged for the period is included in exploration and evaluation expenses in the statement of comprehensive loss.

Year ended December 31, 2014	Mineral property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$106,697	$1,222	$107,919
Additions (1)	5,844	–	5,844
Disposals	–	(67)	(67)
Ending balance	$112,541	$1,155	$113,696

Accumulated depreciation
Beginning balance	$–	$–	$–
Charge for the year	–	(282)	(282)
Eliminated on disposal	–	4	4
Ending balance	$–	$(278)	$(278)

Foreign currency translation difference	$10,095	$95	$10,190

Net carrying value – Ending balance	$122,636	$972	$123,608

(1)	Represents the transfer to the Group of a 100% interest in certain mineral claims located north and northwest of the Pebble Project in settlement of a loan to a third party.

The Group’s mineral property represents the Pebble Project and adjacent mineral claims, located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights relating to the Pebble Project were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. Until December 2013, the Pebble Partnership was under joint control and funded by the Group`s partner who provided approximately $595 million (US$573 million) in funding. The Group reacquired a 100% interest in the Pebble Partnership and control of the Pebble Project in December 2013.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies. During the period, the Group sold certain of its marketable securities to a related party (note 9(b)) for $280, which approximates the original cost to the Group.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2015	2014
Sales tax receivable	$79	$70
Amounts receivable	391	143
Prepaid expenses	472	749
Total	$942	$962

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	September 30	December 31
	2015	2014
Business and savings accounts	$12,606	$9,130
Guaranteed investment certificates	–	317
Total	$12,606	$9,447

(b)	Restricted Cash

At September 30, 2015, restricted cash in the amount of $1,165 (December 31, 2014 – $1,206) was held by the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken when it was subject to joint control. This cash is not available for general use by the Group. The Group has a current obligation (note 10) to refund to the Group’s former limited partner any unutilized balance upon the earlier of (i) 60 days from the date of completion of demobilization and (ii) December 31, 2015.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At September 30, 2015, the Company’s authorized share capital is comprised of an unlimited (2014 – unlimited) number of common shares with no par value. All issued shares are fully paid.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Special Warrants

Each of the Company’s share purchase warrants ("Special Warrant") is convertible, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date.

The Special Warrants do not confer on their holders any right as a shareholder of the Company, including but not limited to any right to vote at any meeting of shareholders or any other proceedings of the Company, other than meetings by holders of Special Warrants, or any right to receive any dividend or other distribution.

	Number of	Proceeds, net of
Continuity of Special Warrants	Special Warrants	transaction cost
Balance at January 1, 2015	27,622,642	$11,552
Issued at $0.431 per Special Warrant	8,340,093	3,375
Issued at $0.399 per Special Warrant	37,600,000	14,351
Conversion on a one–for–one basis into common shares	(35,962,735)	(14,927)
Balance at September 30, 2015	37,600,000	$14,351

During the nine months ended on September 30, 2015, the Group incurred a total of $1,225 in advisory, finders’, regulatory, and legal fees on the financing, of which $651 was incurred during the three months ended September 30, 2015.

Subsequent to the reporting period, on November 13, all the Special Warrants automatically exercised.

(c)	Share Purchase Option Compensation Plan

The following reconciles share purchase options ("Options") outstanding for the nine months ended September 30, 2015 and 2014:

	2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of Options	Options	($/Option)	Options	($/Option)
Balance at beginning of period	7,687,000	1.95	3,735,700	4.13
Granted	–	–	5,875,100	1.56
Expired	(1,241,800)	3.00	(1,852,800)	5.10
Forfeited	(278,100)	2.35	(7,400)	1.77
Balance at end of period	6,167,100	1.72	7,750,600	1.95

For the Options granted during the nine month period ended on September 30, 2014, the weighted average fair value was estimated at $0.75 per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Assumptions
Risk-free interest rate	1.53%
Expected life	4.56 years
Expected volatility	67.7%
Grant date share price	$1.44
Expected dividend yield	Nil

The following table summarizes information about Options outstanding at September 30, 2015:

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
prices	Options	price	life	Options	price	life
($)	outstanding	($/Option)	(years)	exercisable	($/Option)	(years)
0.72	200,000	0.72	3.96	133,334	0.72	3.96
0.89	1,180,500	0.89	3.45	745,166	0.89	3.47
1.77	4,284,600	1.77	2.93	4,284,600	1.77	2.93
3.00	475,000	3.00	1.75	475,000	3.00	1.75
15.44	27,000	15.44	0.46	27,000	15.44	0.46
	6,167,100	1.72	2.96	5,665,100	1.80	2.92

(d)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results and net assets of two of the Company’s subsidiaries – the Pebble Partnership and U5 Resources Inc. – from their functional currency (US dollar); to the Group’s reporting currency (Canadian dollar).

8.	LOAN

On August 31, 2015, the Company and Cannon Point Resources Ltd. (“Cannon Point”), a TSX-Venture Exchange listed company with approximately $4.7 in cash and cash equivalents, and with no other significant asset or active operations, entered into an arrangement agreement (the “Arrangement”) whereby the Company is to acquire 100% of the issued and outstanding equity securities of Cannon Point.

Subsequent to the reporting period, on October 29, 2015, the Arrangement was completed. Pursuant to the Arrangement, the Company acquired all issued and outstanding common shares of Cannon Point and issued 12,881,344 of its common shares to the former shareholders of Cannon Point, at an exchange ratio of 0.376 of a Northern Dynasty common share for each issued and outstanding common share of Cannon Point. Additionally, 8,375,000 share purchase warrants of Cannon Point were exchanged for 3,149,000 Northern Dynasty share purchase warrants, exercisable at a price of $2.13 per share on or before December 17, 2015, and 3,312,500 Cannon Point share options were exchanged for 1,245,500 Northern Dynasty share options with exercise prices ranging from $0.29 to $0.43 per share and weighted average remaining life of 2.56 years as of the date of closing of the Arrangement.

Pursuant to the Arrangement, Cannon Point provided the Group with a credit facility of $4,250 (the "Credit Facility") which was repayable on August 31, 2016, provided that if the Arrangement was terminated due to a breach by the Company, the Credit Facility would be repayable within 30 days from the date of termination along with accrued interest at a rate of 15% per annum. The Credit Facility was secured by a general security agreement and was fully drawn down on September 1, 2015. As of September 30, 2015, the Group had accrued interest of $53 on the Credit Facility.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The acquisition of Cannon Point by the Company constitutes an asset acquisition for accounting purposes, as Cannon Point did not meet the definition of a business under IFRS 3, Business Combinations. After the reporting period, as Cannon Point has become a wholly-owned subsidiary of the Company, the Credit Facility and interest thereon will be eliminated upon consolidation as inter-company items and consolidated equity will increase as a result of the issuance of the Company’s common shares, warrants and share options as discussed above.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details of balances and transactions with other related parties are disclosed below:

	September 30	December 31
Balances payable to related parties	2015	2014
Key Management Personnel (note 9(a))	$736	$-
Entity with significant influence (note 9(b))	898	383
Total	$1,634	$383

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel, being directors and senior management including the Senior Vice President, Corporate Development, Vice President ("VP") Corporate Communications, VP, Engineering, VP, Public Affairs, Pebble Partnership Chief Executive Officer and VP, Public Affairs and Pebble Mines Corp. Chairman, for the three and nine months ended September 30, 2015 and 2014 was as follows:

	Three monthsended		Nine monthsended
	September 30,		September 30,
Compensation	2015	2014	2015	2014
Short-term employee benefits (i)(ii)	$2,371	$934	$4,317	$2,938
Share-based compensation	40	422	339	2,421
Total	$1,829	$1,356	$4,074	$5,359

(i)

Short-term employee benefits include salaries, any bonuses and directors’ fees paid and payable and amounts paid and payable to HDSI (note 9(b)) for services provided to the Group by certain HDSI personnel who serve as executive directors and officers for the Group.

(ii)	Of total short-term employee benefits to key management personnel of the Company, $736 was unpaid at September 30, 2015 (December 31, 2014: $nil).

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Transactions with other Related Parties

Hunter Dickinson Services Inc. ("HDSI"), a private company, provides geological, corporate development, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

The aggregate value of transactions with other related parties for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months		Nine months
Transactions	2015	2014	2015	2014
Entity with significant influence
Services rendered to the Group	$1,768	$1,107	$3,878	$3,803
Reimbursement of third party expenses incurred on behalf of the Group	63	162	201	622
Sale of available-for-sale financial assets (note 4)	(280)	–	(280)	–
Total	$1,551	$1,269	$3,799	$4,425

10.	TRADE AND OTHER PAYABLES

	September 30	December 31
Falling due within the year	2015	2014
Trade	$6,831	$4,444
Other (note 6(b))	1,165	1,206
Total	$7,996	$5,650

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following for the three and nine months ended September 30, 2015 and 2014:

	Three months		Nine months
	2015	2014	2015	2014
Loss attributable to common shareholders	$9,397 $	6,088	$21,421 $	21,422
Weighted average number of common shares outstanding and common share equivalents (000s)	137,173	95,010	134,835	95,010

Due to their mandatory conversion requirements with no additional payments, Special Warrants (note 7(b)) are included in the calculation of basic loss per share. Diluted loss per share does not include the effect of the 6,167,100 share purchase options outstanding (note 7(c)) as they are anti-dilutive.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

12.	EMPLOYMENT COSTS

The amount of salaries and benefits included in expenses for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months		Nine months
	2015	2014	2015	2014
Exploration and evaluation expenses	$865	$1,297	$2,273	$2,775
General and administration expenses	2,372	1,272	4,996	2,688
Share-based compensation	33	699	434	2,798
Total	$3,270	$3,268	$7,703	$8,261

13.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of September 30, 2015:

		2015
	(AfterSeptember 30)			2016			Total
	(000s)			(000s	)		(000s	)
Anchorage office lease (i)	US$	121	US$	407		US$	528
Pebble Project site lease (ii)		24		32			56
Total	US$	145	US$	439		US$	584
Total in Canadian dollars (iii)		$194		$586			$780

(i)	Original term of 5 years expires on October 31, 2016.
(ii)	Lease for hanger at site, expires on May 1, 2016.
(iii)	Converted at closing rate of $1.3345/US$ on September 30, 2015, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent of approximately US$218,000 ($291). The term of the sub-lease expires on October 31, 2016.

(b)	Legal

As a result of a recent ruling from the Alaska Supreme Court ("Court"), in which the Court in the appeal case reversed a decision of a lower court and remanded the case back to the lower court, the Group, through the Pebble Partnership, has a contingent liability for its share of the award of attorneys' fees and other amounts that the lower court may impose. The Group is unable to estimate reliably the total amount of these costs as no claim has been lodged with the lower court.

The Group, through the Pebble Partnership, is advancing its multi-dimensional strategy to address the EPA’s preemptive regulatory process under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under the Freedom of Information Act. The Group has a contingent liability for additional legal fees and costs that may be due to the Group’s counsel should the Group be successful in its litigation against the EPA. However, the Group is unable to estimate reliably the total amount of such costs, due to the timing or the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion.

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(Unaudited – Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Property Rentals

State rentals for the Pebble Project and adjacent claims in the amount of US$990,390 ($1,322) are payable in November 2015.

(d)	Financial Advisory and Consulting Services

The Group entered into an agreement for the provision of financial advisory and consulting services to be provided to the Group for a twelve month period ending October 31, 2016 at a monthly fee of $8,500 per month.

14.	EVENTS AFTER THE REPORTING PERIOD

After the reporting period and these Financial Statements were approved for issue, the following material events had occurred:

(a)	Acquisition of Cannon Point

On October 29, 2015, the Group completed the acquisition of Cannon Point (note 8).

(b)	Agreement to Acquire Mission Gold Ltd.

On November 2, 2015, the Company announced that it had signed a definitive agreement with TSX Venture Exchange-listed Mission Gold Ltd. ("Mission Gold") (the "Arrangement Agreement") whereby by way of a statutory plan of arrangement, the Company is to acquire 100% of the approximately 50.5 million issued and outstanding common shares of Mission Gold whose primary assets are comprised of approximately $9 million in cash and a 100% interest in the Alto Parana titanium project (which has to be sold to a third party on terms acceptable to the Company prior to, and as a condition of, closing of the acquisition).

Each common share of Mission Gold will be exchanged for 0.55 of a common share of the Company, subject to adjustment in the event that Mission Gold’s working capital is less than an agreed minimum amount. Each of the approximately 16.7 million outstanding Mission Gold warrants will be exchanged pursuant to the plan of arrangement for a warrant to acquire one common share of the Company at an exercise price increased to 110% of the applicable existing Mission Gold warrant exercise price and having the same expiry date as the original warrant term. One nominee of Mission Gold will be appointed to the board of directors of the Company at closing. As part of the transaction, Mission Gold has made available to the Group, a secured credit facility of up to $8.4 million. The facility has a term of six months, provided that if the Arrangement Agreement is terminated due to a breach by the Group, the facility will be repayable 30 days from the date of termination along with accrued interest at a rate of 15% per annum. On November 4, 2015, the Company drew down an initial advance of $2,000,000 under the facility.

(c)	Grant of share options

On October 20, 2015, the Company granted 3,657,500 Options at an exercise price of $0.50 per Option with 3 and 5 year terms. The Options vest 1/3 on grant date, 1/3, 12 months from grant date and 1/3, 2 years from grant date.